File 82-19
DuPont Canada Inc.

The miracles of science™

DuPont Canada Reports Record Third Quarter Sales

Quarterly News - DuPont Canada Inc.

MISSISSAUGA, ONTARIO, October 24, 2002 - DuPont Canada Inc. (TSX: DUP.A), a leading diversified science company, today announced results for the third quarter ended September 30, 2002.

Financial Review

Sales of $618 million – up $92 million or 18% from last year – were a third-quarter record. This total includes Liqui-Box Corporation sales of $73 million for the four months of operations since the closing of the acquisition on May 31, 2002. On a comparable basis (excluding the Liqui-Box contribution) sales were up 4% over last year's record third quarter largely due to volume.

Domestic sales of $250 million were up $3 million or 1%, while sales outside Canada increased by $89 million or 32% to $368 million (largely the effect of the inclusion of Liqui-Box results).

The Specialty Polymers and Films segment had sales of $180 million, which were $85 million or 89% ahead of 2001 (or 12% ahead of last year before adding the Liqui-Box contribution). The Performance Coatings and Polymers segment achieved $142 million of sales, which were $18 million or 15% over last year. Sales of the Specialty Fibres segment were $50 million, which represented a decline of $5 million or 9% compared to 2001. The Nylon Enterprise recorded $196 million in sales, which were $4 million or 2% below last year. The Specialty Materials segment had $54 million in sales, which were down $1 million or 2% from 2001.

"We are very pleased with these third quarter results and the performance of our business portfolio including the contribution we received from Liqui-Box," said Dave Colcleugh, Chairman, President and Chief Executive Officer of DuPont Canada Inc. "We are continuing our efforts to strengthen our business portfolio and expand our presence in global markets. Our acquisition and integration of Liqui-Box is the centerpiece of these efforts and a key element in our sustainable growth strategy."

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Manufactured variable margins as a percent of sales improved 6% over the third quarter of 2001 and were 1% lower than second quarter 2002.

Net earnings for the quarter were $61.9 million or $0.22 per share, a 13% gain over the $54.6 million or $0.20 per share last year. On a diluted basis, earnings per share increased from $0.20 to $0.22.

The effective tax rate for the quarter was 32.5% compared with 35.0% in 2001.

The company reflects the pro forma effect on earnings per share of stock-based compensation in a note to its financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants. As more fully described in Note 1 to the financial statements attached, had stock based compensation been recorded as an expense on the income statement in the quarter, the effect on earnings per share would have been negligible and would have reduced earnings per share year-to- date by one cent.

Year-to-date sales of $1,881 million were up $173 million or 10% from 2001. Net earnings were $193.0 million, an increase of $17.1 million or 10%. Basic earnings per share were up $0.06 to $0.69. Diluted earnings per share were $0.69, compared with $0.63 in 2001.

Company Developments

Liqui-Box Integration

The comprehensive integration of Liqui-Box Corporation into DuPont Canada continued on a variety of fronts. A new global business team was formed by drawing on the strengths of Enhance Packaging Technologies Inc., Liqui-Box, and our global parent company, E.I. du Pont. The process to maximize the synergies of Enhance and Liqui-Box – identified during the acquisition – is also on track and generating benefits in cost savings and improved customer relationships. This process has not involved any significant staff layoffs. As expected, Liqui-Box proved to be accretive to DuPont Canada during its first four months of ownership by DuPont Canada.

Changes to Board of Directors

Mathieu Vrijsen, President of DuPont Europe, Middle East and Africa, was elected to DuPont Canada's Board of Directors at the Board's August meeting. Mr. Vrijsen joined DuPont in 1973 in the Netherlands. He has served in a number of senior manufacturing, marketing and planning roles in Europe and the United States, and in global Corporate Human Resources. John P. Jessup, Vice President – Finance and Controller for E.I. du Pont de Nemours and Company, stepped down from the Board during the quarter.

Global DuPont Transformation

Work is continuing to establish DuPont Canada's fit with global DuPont's transformation initiative involving DuPont Textiles and Interiors (DTI). A regular dialogue is being conducted with representatives from E.I. du Pont, DTI and others, including a special committee of DuPont Canada's Board of Directors established for this purpose. The goal of this process is to arrive at an approach that is beneficial for DuPont Canada and the other involved parties before the end of this year, which is in keeping with the timeline and expectations of global DuPont and DTI.

New Internet Site Launched

DuPont Canada launched a new version of its corporate Internet site in August. The updated site includes a new format, expanded content and improved navigation. In particular, there is an expanded investor relations section with improved features. The new site address is: www.ca.dupont.com. Other new features and upgrades are planned for the coming months.

MANAGEMENT'S DISCUSSION & ANALYSIS
Income Statement

NYLON ENTERPRISE

Strong results by the Flooring Systems business unit contributed significantly to third quarter sales of $196 million for the Nylon Enterprise. Despite this contribution, the segment overall was down $4 million or 2% from 2001. After-tax operating income (ATOI) of $25.9 million was $6.3 million or 32% above last year. The segment benefited from increased manufactured sales volumes and lower variable costs. Manufactured variable margins improved 11% over the third quarter 2001.

The Flooring Systems business unit had third quarter sales of $104 million, which were $12 million or 13% over 2001. The residential, automotive and rug markets continued to be strong during the quarter, while the commercial market has shown no further signs of improvement. The unit is actively promoting the DuPont brand in the Canadian marketplace, including opening the country's first DuPont Flooring Centre™ retail stores in Whitby, Ontario, and Edmonton, Alberta. These centers are independently owned and have an extensive selection of DuPont™ Stainmaster® brand carpeting. The fourth quarter is expected to see similar results ahead of last year.

The Nylon Industrial Specialties business unit recorded $57 million in sales, which were on a par with last year. The unit expects that the fourth quarter will see a slight increase over 2001 results, based on anticipated performance of the automotive industry. Some growth is also anticipated through increased sales to the Asia Pacific region.

Two major factors contributed to sales of $25 million by our Nylon Intermediates business unit being $11 million or 30% below last year. The unit conducted its annual maintenance shutdown in September (compared with October last year), which resulted in reduced volume. Also, there was a shift in the mix of product end use. Fourth quarter results are expected to be below 2001.

While there was some seasonal strengthening in the swimwear market, the Nylon Apparel business unit's sales of $9 million were $5 million or 35% under last year. In the fourth quarter, the unit is expecting to see some modest improvement.

PERFORMANCE COATINGS AND POLYMERS

Sales of $142 million by the Performance Coatings and Polymers segment in the third quarter were $18 million or 15% above 2001. Positive year-over-year results by the Engineering Polymers and Performance Coatings business units led to this result. ATOI of $15.1 million was $5.3 million or 54% above last year.

Our Engineering Polymers business unit achieved sales of $74 million, which were $15 million or 25% above last year. The unit's manufacturing facilities at Maitland and Kingston sites continued to operate at strong rates, with most of the growth going to export sales. Demand from the automotive sector was a key driver, and is expected to continue through the fourth quarter.

The Performance Coatings business unit also achieved increased sales over last year in both of its components. The unit's sales totaled $59 million, which were $4 million or 7% ahead of 2001.

The Original Equipment Manufacturer (OEM) component achieved sales of $32 million, which were $2 million or 7% above last year. Demand from the market (which includes original equipment manufacturers and parts suppliers) remained steady. Similar results are anticipated for the fourth quarter.

The Refinish component had sales of $27 million, which were $2 million or 7% over 2001. The transportation sector (including trucks and agricultural vehicles) continued to make a significant contribution to the unit's growth. A price increase in the collision repair sector is expected to help keep results above 2001 for the balance of this year.

The Elastomers and Other Polymers business units had sales of $9 million.

SPECIALTY FIBRES

The Specialty Fibres segment had third quarter sales of $50 million, which were $5 million or 9% below 2001. The segment's ATOI of $6.1 million was $1.1 million or 16% under last year.

The Lycra® business unit had sales of $24 million, which were $3 million or 11% below 2001, reflecting a decline largely in export revenues and a smaller domestic drop. The unit does not anticipate any change in the next quarter, and could see some moderate decline in the personal care market.

Sales by the Advanced Fibre Systems business unit reached $18 million for the quarter, which were down $2 million or 12% compared to last year. This decline reflects weakness, compared with strength last year, in the thermal apparel market, which uses our Nomex® brand fibre for fire resistant clothing in industrial and fire service applications. This market is expected to remain soft in the fourth quarter.

The Nonwoven business unit achieved sales of $5 million, which were up 5% from 2001 based on strong demand for our Tyvek® HomeWrap®, used by the construction industry as protective weatherization membrane around residential and commercial buildings.

The Dacron® business unit had sales of $3 million, which were essentially on a par with last year.

SPECIALTY MATERIALS

Sales by the Specialty Materials segment of $54 million were $1 million or 2% behind the third quarter of 2001. The segment's ATOI was $3.6 million below last year.

The Titanium Technologies business unit (formerly White Pigment) posted $25 million in sales, which were $1 million or 2% under 2001. The unit is following through on its implementation of a price increase, and expects to see results remain largely on a par with last year.

Sales by the Fluoroproducts business unit were $17 million, which were down $3 million or 14% below last year, largely as a result of a drop in shipments to Europe. The unit did benefit from strong sales to the air conditioner market, given the hot summer. Results for the fourth quarter are also expected to be below 2001.

The Chemical Solutions business unit recorded $8 million of sales, which were 3% over 2001. The unit's specialty products, particularly for water purification in the food industry, helped to generate these positive results. Strong sales of Krytox® performance lubricants to a major manufacturer of automotive bearings also boosted sales. This positive trend is predicted to continue into the next quarter.

SPECIALTY POLYMERS AND FILMS

The Specialty Polymers and Films segment, reflecting four months of revenue from our Liqui-Box acquisition, generated $180 million in third quarter sales, which were $85 million or 89% above last year. ATOI of $10.9 million was $6.9 million or 171% above 2001.

The combined Enhance Packaging Technologies Inc. and Liqui-Box Corporation business unit had sales of $112 million, which were $77 million or 226% above 2001. This gain is largely as a result of the additional June-to-September revenue from Liqui-Box, which was acquired by DuPont Canada on May 31. The unit initiated a comprehensive integration plan with good progress achieved across all areas of its operations.

Sales by the Modified Polymers business unit totaled $39 million, which were $3 million or 9% ahead of last year. The unit's Sarnia manufacturing facility operated at high levels to meet robust demand, primarily for sales to the food packaging industry. This strong demand is anticipated to continue throughout the fourth quarter.

Sales of $11 million by our Packaging and Industrial Polymers business unit were 5% below 2001.

The Butacite® business unit had $8 million in sales, which were $1 million or 22% over last year. The unit has regained some market share and expects sales to track the U.S. automotive market.

The iTechnologies business unit reached $7 million in sales, which were $2 million or 53% above 2001. An expanded distribution arrangement for DuPont's proofing products was the main factor for this growth.

The Zodiaq® business unit, with manufacturing operations in Thetford Mines, Quebec, reported $4 million in sales, which were $1 million ahead of last year.

BALANCE SHEET

Our consolidated balance sheet remains strong, with no debt and assets of $2 470 million, an increase of $18 million or 1% in the quarter.

Accounts receivable decreased by $117 million to $449 million during the quarter, and increased by $10 million from September of last year. The reduction in the quarter is attributable to the normal collection of accounts in the Agricultural Products business unit. Days sales outstanding decreased five days to 61 days during the quarter, and one day from September of last year.

Inventories increased by $18 million to $262 million in the quarter. Inventory days supply increased to 62 days, up sixteen days from June 2002, largely reflecting a return to normal inventory levels in the Nylon business units, and down six days from September 2001.

CASH FLOW

Cash flow from operating activities was $210 million for the third quarter versus $133 million in the third quarter last year. This result largely reflects the decrease in accounts receivable and note receivable.

OUTLOOK

The Canadian economy is expected to remain generally strong. There is some concern about a potential loss of momentum in the U.S. economy and the impact that could have on the key automotive and housing sectors. DuPont Canada's growing presence in the food sector and our concerted emphasis on managing by process to control costs, should help the company to weather any such softening in the business climate. As with most companies, we remain concerned about the implications of a conflict in the Middle East, in particular with respect to oil prices and the overall business climate. As a result, at this point, there is guarded optimism that overall results for the fourth quarter will continue above last year.

DuPont Canada Inc. is a diversified science company that serves customers across Canada and in more than 40 other countries. Headquartered in Mississauga, Ontario, the company serves global markets through offices and/or operations in Canada, the United States, Mexico, France, the United Kingdom and India. The company has 4,000 employees. For more information about DuPont Canada, please visit the company's website at http://www.ca.dupont.com.

Forward-Looking Statements: This release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents which may be filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

For additional information, please contact:

Richard Gareau
Manager, Public Affairs
DuPont Canada Inc.
(905) 821-5623

Michael Oxley
Treasurer and Director, Finance
DuPont Canada Inc.
(905) 821-5320

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

(In thousands of Canadian dollars except per share)

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Net sales (Note 2)	$ 618 028	$ 525 593	$ 1 881 343	$ 1 708 589
Interest and other income	3 447	10 238	11 430	35 355
	621 475	535 831	1 892 773	1 743 944
Cost of goods sold and other operating charges	454 421	394 644	1 402 771	1 310 277
Selling, general and administrative expenses	48 513	36 304	133 054	116 980
Depreciation and amortization	27 440	20 916	67 524	60 943
	530 374	451 864	1 603 349	1 488 200
Earnings before income taxes and minority interest	91 101	83 967	289 424	255 744
Income taxes				
Current	29 991	27 432	96 170	85 182
Future	(425)	1 945	1 281	(5 262)
	29 566	29 377	97 451	79 920
Net earnings before minority interest	61 535	54 590	191 973	175 824
Minority interest	356	46	1 000	91
Net earnings (Note 2)	$ 61 891	$ 54 636	$ 192 973	$ 175 915
Basic earnings per share	$ 0.22	$ 0.20	$ 0.69	$ 0.63
Diluted earnings per share	$ 0.22	$ 0.20	$ 0.69	$ 0.63
Dividends declared per share	$ 0.10	$ 0.10	$ 0.30	$ 0.27
Average number of shares			278 982 969	278 355 093
Diluted average number of shares			280 780 667	280 130 329
Shares outstanding at end of period			278 927 399	278 390 292
Retained earnings at beginning of year			$ 1 543 723	$ 1 439 586
Net earnings			192 973	175 915
Dividends declared			(83 717)	(76 129)
Excess of consideration paid over stated capital of common shares purchased			(26 542)	(13 395)
Retained earnings at end of period			$ 1 626 437	$ 1 525 977

DuPont Canada Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands)

	September 30 2002	September 30 2001	December 31 2001
ASSETS			
Current Assets			
Cash and cash equivalents	$ **485 946**	$ 799 665	$ 790 024
Note receivable	**-**	-	35 000
Accounts receivable	**449 082**	438 668	357 990
Income taxes recoverable	**-**	6 299	5 649
Inventories	**261 701**	249 743	232 077
Prepaid expenses	**5 266**	1 746	6 990
Future income taxes	**27 554**	-	-
	1 229 549	1 496 121	1 427 730
Property, plant and equipment	**1 685 995**	1 522 454	1 545 434
Less: accumulated depreciation	**873 188**	815 377	830 351
	812 807	707 077	715 083
Future Income Taxes	**7 325**	4 088	5 660
Goodwill (Note 1)	**255 620**	15 717	15 409
Intangibles (Note 1)	**96 274**	2 169	2 142
Deferred Pension	**49 832**	19 406	49 152
Other Assets	**18 105**	13 616	15 827
	$ **2 469 512**	$ 2 258 194	$ 2 231 003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	$ **428 870**	$ 411 518	$ 352 329
Income taxes	**18 897**	-	-
Dividends	**27 893**	27 839	27 862
	475 660	439 357	380 191
Long-Term Obligations			
Post-retirement benefits other than pension	**70 028**	68 129	68 462
Other	**13 824**	15 367	14 199
	83 852	83 496	82 661
Future Income Taxes	**121 556**	65 504	78 241
Minority Interest	**1 388**	1 915	2 388
SHAREHOLDERS' EQUITY			
Capital stock	**161 732**	141 945	143 809
Cumulative translation adjustments	**(1 113)**	-	-
Retained earnings	**1 626 437**	1 525 977	1 543 723
	1 787 056	1 667 922	1 687 532
	$ **2 469 512**	$ 2 258 194	$ 2 231 003

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended September 30		Nine Months Ended September 30	
CASH FLOWS FROM (USED IN)	**2002**	2001	**2002**	2001
OPERATING ACTIVITIES				
Net earnings	**$ 61 891**	$ 54 636	**$ 192 973**	$ 175 915
Non-cash items in earnings statement:				
Depreciation and amortization	**27 440**	20 916	**67 524**	60 943
Future income taxes	**(425)**	1 945	**1 281**	(5 262)
Minority interest	**(356)**	(46)	**(1 000)**	(91)
Net change in working capital excluding cash and cash equivalents (Note 4)	**121 253**	55 758	**(9 847)**	1 042
Pension and other post-retirement benefits	**(68)**	(303)	**519**	(1 073)
	209 735	132 906	**251 450**	231 474
INVESTING ACTIVITIES				
Property, plant and equipment, net	**(12 468)**	(23 599)	**(40 731)**	(52 222)
Acquisition of a business (Note 3)	**-**	-	**(423 930)**	(10 578)
Other	**5 934**	(2 163)	**1 469**	(4 651)
	(6 534)	(25 762)	**(463 192)**	(67 451)
FINANCING ACTIVITIES				
Issue of common shares	**2 175**	1 686	**18 450**	14 689
Purchase of common shares	**(16 283)**	(9 105)	**(27 069)**	(13 751)
Dividends to shareholders	**(27 905)**	(27 842)	**(83 717)**	(76 129)
	(42 013)	(35 261)	**(92 336)**	(75 191)
Change in cash and cash equivalents	**161 188**	71 883	**(304 078)**	88 832
Cash and cash equivalents at beginning of period	**324 758**	727 782	**790 024**	710 833
Cash and cash equivalents at end of period	**$ 485 946**	$ 799 665	**$ 485 946**	$ 799 665

Notes to Consolidated Financial Statements

(In thousands)

Note 1 - Summary of Changes in Significant Accounting Policies

The accounting policies of the interim financial statements are the same as those described in the company's 2001 Annual Report except for the effect of the policy changes described below. The disclosures in the interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the financial statements included in the company's 2001 Annual Report.

Effective January 1, 2002, the company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose pro forma net income and pro forma earnings per share, as if the fair value based method of accounting had been used to account for these stock-based awards. There were no options granted in the period from July 1, 2002 to Sept. 30, 2002. Year-to-date, the weighted average grant-date fair value of options awarded to directors and employees was $6 953, net of cancellations. If director and employee options had been recorded at their fair value at the date of grant, the pro forma net earnings attributable to common shareholders during this period would have been $60 446, (YTD $189 143 net), which has a nil effect on earnings per share for the quarter and $0.01 YTD. These pro forma disclosures omit the effect of employee stock options granted before January 1, 2002.

The fair value of each option granted in the period is estimated at the date of grant using the Black Scholes option valuation model based upon the following assumptions: dividend yield - 1.4%, risk-free rate - 5.44%, expected average option term - 4.6 years, expected volatility - 25%. The weighted average fair value of options awarded YTD was $6.33, (net).

Additional information on employee stock-based compensation is included in note 11 of the company's 2001 Annual Report.

Effective January 1, 2002, the company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to goodwill and other intangible assets. These new recommendations require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite-lived intangible assets will no longer be amortized. Intangibles with a finite life will continue to be amortized over their useful life. As of the date of adoption, the company had unamortized goodwill in the amount of $15 409. Amortization expense related to goodwill was $326 for the prior year's quarter (YTD $905).

A summary of goodwill and other intangible assets follows:

	Balance Dec 31, 2001	Additions	Amortized	Balance September 30, 2002
Goodwill				
Specialty Polymers and Films	$ 12 577	$ 240 211	$ -	$ 252 788
Specialty Materials	2 832	-	-	2 832
Total	$ 15 409	$ 240 211	$ -	$ 255 620
Intangible Assets Finite-lived				
Specialty Polymers and Films	$ 2 005	$ 70 100	$ 3 850	$ 68 255
Specialty Materials	137	39	11	165
Corporate	-	1 000	-	1 000
Total	$ 2 142	$ 71 139	$ 3 861	$ 69 420
Intangible Assets Indefinite-lived				
Specialty Polymers and Films	$ -	$ 26 854	$ -	$ 26 854

Note 2 - Industry Segment Information

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Total segment sales				
Nylon Enterprise	$ 195 855	$ 199 568	$ 624 982	$ 602 206
Performance Coatings and Polymers	142 255	124 237	421 338	376 524
Specialty Fibres	49 631	54 603	159 536	167 805
Specialty Materials	53 693	54 818	295 593	272 256
Specialty Polymers and Films	180 372	95 556	392 314	299 177
Total sales for reportable segments	621 806	528 782	1 893 763	1 717 968
Elimination of intersegment sales				
Nylon Enterprise	(15)	(26)	(74)	(51)
Performance Coatings and Polymers	(6)	-	(8)	-
Specialty Fibres	(47)	(22)	(83)	(87)
Specialty Materials	(2 212)	(1 999)	(6 599)	(6 703)
Specialty Polymers and Films	(1 498)	(1 142)	(5 656)	(2 538)
Total intersegment sales	(3 778)	(3 189)	(12 420)	(9 379)
Net sales	$ 618 028	$ 525 593	$ 1 881 343	$ 1 708 589
After-tax operating income to net earnings				
Nylon Enterprise	$ 25 894	$ 19 621	$ 87 579	$ 48 113
Performance Coatings and Polymers	15 079	9 790	41 900	33 685
Specialty Fibres	6 052	7 182	15 670	16 814
Specialty Materials	(955)	2 638	15 127	16 799
Specialty Polymers and Films	10 891	4 017	24 367	18 489
Reportable segments	56 961	43 248	184 643	133 900
Net financing	2 440	7 753	7 118	27 049
Other corporate	2 490	3 635	1 212	14 967
Net earnings	$ 61 891	$ 54 636	$ 192 973	$ 175 915

	September 30		December 31
	2002	2001	2001
Segment assets			
Nylon Enterprise	$ 669 579	$ 672 563	$ 651 586
Performance Coatings and Polymers	186 622	179 917	155 695
Specialty Fibres	69 671	79 412	66 870
Specialty Materials	122 993	143 304	128 363
Specialty Polymers and Films	796 607	240 945	235 532
Reportable segments	1 845 472	1 316 141	1 238 046
Cash and cash equivalents	485 946	799 665	790 024
Corporate assets	138 094	142 388	202 933
Total assets	$ 2 469 512	$ 2 258 194	$ 2 231 003

Note 3 - Acquisition of a Business

Effective May 31, 2002, the company purchased the outstanding common shares of Liqui-Box Corporation, a company involved in the liquid packaging business, for total cash consideration of $441 516 The business assets included $17 586 in cash for a net cash outlay of $423 930. The acquisition has been accounted for by the purchase method and the results of operations, from the date of acquisition, are included in the consolidated statement of earnings commencing in July.

This business will be combined with Enhance Packaging Technologies Inc. and will operate as Liqui-Box, a DuPont Canada Company. Asset evaluation is underway but is not yet complete. The allocation of the purchase price has been updated from last quarter to reflect the best available information. Further changes may be necessary. Estimated details of this transaction are as follows:

Accounts Receivable	$	25 842
Inventories		24 313
Future income taxes - current		21 499
Property, Plant and Equipment		121 695
Intangibles		96 954
Other assets		3 747
Goodwill		240 211
Current liabilities		(69 962)
Future Income Taxes - long-term		(40 369)
Net identifiable assets acquired	$	423 930

Note 4 - Financial Information Included In the Consolidated Statements of Cash Flows

Net change in working capital excluding cash and cash equivalents

	Three Months Ended September 30		Nine Months Ended September 30	
	2002	2001	2002	2001
Note receivable	$ 48 000	$ -	$ 35 000	$ -
Accounts receivable	116 978	59 370	(66 363)	(35 004)
Income taxes	3 581	12 816	18 491	(7 170)
Inventories	(18 044)	(9 018)	(5 311)	(15 457)
Prepaid expenses	(656)	3 798	1 726	4 110
Accounts payable and accrued liabilities	(28 558)	(11 180)	6 577	47 084
Dividends	(46)	(28)	31	7 480
Other	(2)	-	2	(1)
	$ 121 253	$ 55 758	$ (9 847)	$ 1 042
Income taxes paid	$ 17 958	$ 14 616	$ 65 834	$ 31 094